UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

XTERA COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98415E300

(CUSIP Number)

John V. Jaggers

Sevin Rosen Funds

One Galleria Tower

13355 Noel Road, Suite 1350

Dallas, TX  75240

(972) 702-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Name of Reporting Persons Sevin Rosen Fund VII L.P. (“SRFVII”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,165,984 shares, except that SRB Associates VII L.P. (“SRBVII”), the general partner of SRFVII, may be deemed to have sole power to vote these shares, and Jon W. Bayless (“Bayless”), Stephen L. Domenik (“Domenik”), Stephen M. Dow (“Dow”), John V. Jaggers (“Jaggers”), Jackie R. Kimzey (“Kimzey”)  and Charles H. Phipps (“Phipps”), as members of the general partner of SRBVII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,165,984 shares, except that SRBVII, the general partner of SRFVII, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Kimzey  and Phipps, as members of the general partner of SRBVII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,984

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.8%

12	Type of Reporting Person* PN

1	Name of Reporting Persons Sevin Rosen VII Affiliates Fund L.P. (“SRVII A”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
44,803 shares, except that SRBVII, the general partner of SRVII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps, as members of the general partner of SRBVII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
44,803 shares, except that SRBVII, the general partner of SRVII A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps, as members of the general partner of SRBVII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,803

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3%

12	Type of Reporting Person* PN

1	Name of Reporting Persons SRB Associates VII L.P. (“SRBVII”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
1,210,787 shares, of which 1,165,984 shares are directly owned by SRFVII, and 44,803 shares are directly owned by SRVII A.  SRBVII, the general partner of SRFVII and SRVII A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps, members of the general partner of SRBVII, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5.

7

Sole Dispositive Power
1,210,787 shares, of which 1,165,984 shares are directly owned by SRFVII, and 44,803 shares are directly owned by SRVII A.  SRBVII, the general partner of SRFVII and SRVII A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps, members of the general partner of SRBVII, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,787

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* PN

1	Name of Reporting Persons Sevin Rosen Bayless Management Company (“SRBMC”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
197 shares are directly owned by SRBMC.  Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps are officers and directors of SRBMC and may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
197 shares are directly owned by SRBMC.  Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps are officers and directors of SRBMC and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 197

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* CO

1	Name of Reporting Persons Jon W. Bayless (“Bayless”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 114,134 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Bayless, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 114,134 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Bayless, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,325,118

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.7%

12	Type of Reporting Person* IN

1	Name of Reporting Persons Stephen L. Domenik (“Domenik”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Domenik, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Domenik, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,084

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* IN

1	Name of Reporting Persons Stephen M. Dow (“Dow”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Dow, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Dow, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,984

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* IN

1	Name of Reporting Persons John V. Jaggers (“Jaggers”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Jaggers, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Jaggers, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,984

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* IN

1	Name of Reporting Persons Jackie R. Kimzey (“Kimzey”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Kimzey, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Kimzey, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,984

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* IN

1	Name of Reporting Persons Charles H. Phipps (“Phipps”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

6

Shared Voting Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Phipps, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to vote these shares.

	7	Sole Dispositive Power 0 Shares

8

Shared Dispositive Power
1,210,984 shares, of which 1,165,984 shares are directly owned by SRFVII, 44,803 shares are directly owned by SRVII A and 197 are directly owned by SRBMC.  Phipps, as a member of the general partner of SRBVII, the general partner of SRFVII and SRVII A, and an officer and director of SRBMC, may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,984

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.1%

12	Type of Reporting Person* IN

Item 1(a)		Name of Issuer Xtera Communications, Inc.
Item 1(b)		Address of Issuer’s Principal Executive Office 500 W. Bethany Drive, Suite 100 Allen, TX 75013

Item 2.	(a)

Name of Persons Filing
This Statement is filed by Sevin Rosen Fund VII L.P., a Delaware limited partnership (“SRFVII”); Sevin Rosen VII Affiliates Fund L.P., a Delaware limited partnership (“SRVII A”);  SRB Associates VII L.P., a Delaware limited partnership (“SRBVII”); Sevin Rosen Bayless Management Company (“SRBMC”), a Texas corporation;  Jon W. Bayless (“Bayless”); Stephen L. Domenik (“Domenik”); Stephen M. Dow (“Dow”); John V. Jaggers (“Jaggers”); Jackie R. Kimzey (“Kimzey”); and Charles H. Phipps (“Phipps”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SRBVII, the general partner of SRFVII and SRVII A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SRFVII and SRVII A.  Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps are members of the general partner of SRBVII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SRFVII and SRVII A.

Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps are officers and directors of SRBMC and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SRBMC.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Sevin Rosen Funds One Galleria Tower 13355 Noel Road, Suite 1350 Dallas, TX 75240
	(c)	Citizenship SRFVII, SRVII A and SRBVII are Delaware limited partnerships. SRMBC is a Texas corporation. Bayless, Domenik, Dow, Jaggers, Kimzey and Phipps are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 98415E300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investement company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80(a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
NOT APPLICABLE

Item 4.	Ownership
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2015:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.   ☐

NOT APPLICABLE

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of  SRFVII, SRVII A and SRBVII, the general and limited partners, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification
NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

SEVIN ROSEN FUND VII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VII L.P.,	Signature
Its General Partner
John V. Jaggers
Attorney-In-Fact

SEVIN ROSEN VII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VII L.P.,	Signature
Its General Partner
John V. Jaggers
Attorney-In-Fact

SRB ASSOCIATES VII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VII L.P.,	Signature
Its General Partner
John V. Jaggers
Attorney-In-Fact

SEVIN ROSEN BAYLESS MANAGEMENT	/s/ John V. Jaggers
COMPANY	Signature

John V. Jaggers
Attorney-In-Fact

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT A

Agreement Of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Xtera Communications, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 5, 2016

SEVIN ROSEN FUND VII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VII L.P.,	Signature
Its General Partner
John V. Jaggers
Attorney-In-Fact

SEVIN ROSEN VII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VII L.P.,	Signature
Its General Partner
John V. Jaggers
Attorney-In-Fact

SRB ASSOCIATES VII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

SEVIN ROSEN BAYLESS MANAGEMENT	/s/ John V. Jaggers
COMPANY	Signature

John V. Jaggers
Attorney-In-Fact

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT B

John V. Jaggers has signed the enclosed documents as Attorney-In-Fact.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.